UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K/A (Amendment No. 1)

ANNUAL REPORT PURSUANT TO REGULATION A OF

THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2025

Robert Ventures Holdings LLC

Commission File No. 024-12331

Delaware

(State or other jurisdiction of incorporation or organization)

E.I.N.: 88-2522056

2810 N. Church St. #28283

Wilmington, Delaware 19802

Office: (302) 404-6341

Email: ir@robertventures.com

All correspondence:

Arden Anderson, Esq.

Solon Law, PC

550 W. B Street, 4th Floor, #1913

San Diego, CA 92101

arden@solonlaw.com

EXPLANATORY NOTE

This Amendment No. 1 on Form 1-K/A (this “Amendment”) amends the Annual Report on Form 1-K of Robert Ventures Holdings LLC for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission on April 28, 2026 (the “Original Report”). It is being filed to restate the Company’s consolidated financial statements as of and for the years ended December 31, 2025 and 2024 to correct the three errors described in Note 9 to the restated consolidated financial statements: (a) the attribution and measurement of the noncontrolling interest in the Company’s subsidiary KS OBX LLC, and related presentation and disclosure matters; (b) an impairment loss of $36,524 on two lots held by KS OBX LLC that should have been recognized in 2025; and (c) interest on the note payable by KS OBX LLC to Mark Robert, a related party, that had not been accrued in any period after 2021. As restated, consolidated net loss is $499,409 for 2025 and $375,959 for 2024, compared with $453,111 and $366,158 as previously reported; total assets at December 31, 2025 are $3,040,584, compared with $3,077,108; total liabilities are $3,171,754 at December 31, 2025 and $2,632,089 at December 31, 2024, compared with $3,132,630 and $2,602,739; and total members’ interest is $(131,170) at December 31, 2025 and $247,026 at December 31, 2024, compared with $(55,522) and $276,376. Cash and the net change in cash are unchanged for both years. The Company reported its conclusion that the previously issued financial statements should no longer be relied upon on Form 1-U filed September 23, 2026, as amended on September 29, 2026 and October 14, 2026.

This Amendment amends and restates Item 7 in its entirety to include the restated consolidated financial statements and the report of the Company’s independent auditor, Abdi Sheikh-Ali, CPA, PLLC, dated October 9, 2026, except as to the matters described in the final section of Note 12, as to which the date is October 13, 2026, and amends Item 2 and Item 5 to conform them to the restated consolidated financial statements and to the matters described in Notes 8 and 12 concerning the Company’s liquidity and events after the balance sheet date. Items 1, 3, 4 and 6 are included as filed in the Original Report, except that two cash-flow amounts under “Recent Developments” in Item 1 are conformed to the restated presentation of real estate sale proceeds and additions, and Item 8 is included as filed with the addition of the consent of the Auditor as Exhibit 11.1. Except as described above, this Amendment does not modify or update any disclosure in the Original Report, which speaks as of April 28, 2026, and does not reflect events occurring after that date other than as described in Items 2 and 5 and in Notes 8 and 12 to the restated consolidated financial statements.

In this Annual Report on Form 1-K (the “Annual Report”), unless the context otherwise indicates, the terms “the Company,” “we,” “us,” “our,” “RVH,” and similar terms refer to Robert Ventures Holdings LLC, a Delaware limited liability company, and its consolidated subsidiaries KS OBX LLC, a North Carolina limited liability company, and RV Digital LLC, a Delaware limited liability company. Additionally, “Robert Ventures LLC” refers to Robert Ventures LLC, a Delaware limited liability company that serves as the Company's Manager.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report that are forward-looking statements. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will,” “should,” “could,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other important factors that could cause our actual results, performance, or achievements to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Annual Report.

These factors include, but are not limited to, those discussed in this Annual Report under Item 1(g), “Business - Risk Factors,” and the risks described in the Robert Ventures Holdings LLC Offering Circular (File No. 024-12331) qualified by the Securities and Exchange Commission on September 27, 2024 (the “Offering Circular”), particularly in the section entitled “RISK FACTORS” thereof.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, regulatory, and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

Item 1. Business

Overview

Robert Ventures Holdings LLC, a Delaware limited liability company, was formed in May 2022. The Company engages in strategic investments in real estate and digital assets. The Company's strategy involves allocating capital to acquire land, primarily in the Outer Banks region of North Carolina, for the development and construction of entry-level single-family homes, and acquiring digital assets, with an initial focus on Bitcoin (BTC) and Ether (ETH), intended to be held in secure custody solutions.

The Company intends to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940, as amended, primarily by managing the composition of its assets according to the guidelines discussed in the Company’s Offering Circular.

Business Description

Real Estate Operations

Our real estate business consists of buying land in various states and building single family homes on such land. We are initially focused in the Outer Banks region of North Carolina. The Company will focus on buying land and building new homes for the new home entry price points. The price per lot is expected to vary from $75,000 to $250,000 per building site, with a cost to build estimated in the $300,000 to $500,000 range. The target sales price will be in the $500,000 to $800,000 price range when sold. Based on market opportunities there may be sites and homes outside of this price range.

Through buying real estate, developing new homes, and selling them in supply-constrained areas, the sale of assets is intended to periodically provide liquidity events to cover payments and generate returns for the company. The Company may look at other markets where we can create strategic relationships to execute transactions and provide the best value for the portfolio.

We expect to selectively employ leverage to acquire and build our real estate. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of investments is secured debt of between 50% and 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our real estate assets. We will seek to secure structured leverage that is long term, nonrecourse, non-mark to market financing to the extent obtainable on a cost-effective basis; however, may use floating rate, construction financing and other available loan types as well. Our Manager may from time to time modify our leverage policy in its discretion.

The Company’s subsidiary KS OBX LLC has acquired the following lots on which we intend to build single-family homes. During 2025, 52168 Sportsman Dr, 39192 Cobia Way, 26219 Rampart St, and 41196 Shoals Ct were sold. As of 12/31/2025, construction has been completed on Pony Pasture Dr Lots 4, 8, and 9. Lot 9 is currently listed for sale, and Lots 4 and 8 are expected to be listed shortly.

Properties	Status
0 Mako Ct Avon, NC 27915 - Lot 32	Lot
0 Mako Ct Avon, NC 27915 - Lot 34	Lot
0 Mako Ct Avon, NC 27915 - Lot 35	Lot
0 Mako Ct Avon, NC 27915 - Lot 36	Lot
0 Pony Pasture Dr Avon, NC 27915 - Lot 11	Lot
0 Pony Pasture Dr Avon, NC 27915 - Lot 12	Lot
0 Pony Pasture Dr Avon, NC 27915 - Lot 13	Lot
0 Pony Pasture Dr Avon, NC 27915 - Lot 4	Completed
0 Pony Pasture Dr Avon, NC 27915 - Lot 8	Completed
0 Portside Dr Avon, NC 27915 - Lot 28	Lot
0 Portside Dr Avon, NC 27915 - Lot 29	Lot
0 Portside Dr Avon, NC 27915 - Lot 39	Lot
0 Portside Dr Avon, NC 27915 - Lot 40	Lot
0 Portside Dr Avon, NC 27915 - Lot 41	Lot
0 Portside Dr Avon, NC 27915 - Lot 43	Lot
0 Portside Dr Avon, NC 27915 - Lot 47	Lot
0 Portside Dr Avon, NC 27915 - Lot 48	Lot
41050 Portside Dr Avon, NC 27915 - Lot 50	Lot
41159 Lakeside Dr Avon, NC 27915 - Area 21	Lot
41161 Keel Ct Avon, NC 27915 - Lot 901	Lot
41199 Lakeside Dr Avon, NC 27915 - Area 1	Lot
0 Pony Pasture Dr Avon NC 27915 - Lot 9	For Sale
0 Buccaneer Dr Frisco NC 27936	Lot
0 Pony Pasture Dr, Avon, NC 27915 - Lot 14	Lot

Digital Asset Operations

To facilitate this approach, the Company has primarily invested in Bitcoin (BTC) and Ether (ETH). As disclosed in the Form 1-A, the Company analyzed both Bitcoin and Ether under the Howey test and determined they are not securities. This position has been confirmed at the federal level: on March 17, 2026, the SEC and CFTC jointly issued a token taxonomy framework that formally classified Bitcoin, Ethereum, and fourteen other digital assets as digital commodities, not securities, under federal law. The Company intends to evaluate any additional digital assets under the policies and procedures described below and in light of the SEC/CFTC framework before making future acquisitions.

The Company has established policies and procedures to guide it in underwriting the acquisition of digital assets, including any interest arising from any delegated staking program in which the Company participates, and the Company does not intend to acquire digital assets it determines are securities or participate in any delegated staking program if such interests arising from such a program are securities. Following the issuance of the SEC/CFTC token taxonomy in March 2026, the Company also considers whether an asset has been classified as a digital commodity, digital collectible, digital tool, stablecoin, or digital security under the federal framework. This process is integral to our compliance and risk management protocols, ensuring adherence to regulatory standards and safeguarding against legal uncertainties. The following steps are an overview of our policies and procedures we take to underwrite each digital asset.

1.White Paper Review: The Company will review each potential digital asset’s whitepaper to understand the crypto’s technological underpinnings, to be better informed about the functionality of the asset.

2.Legal and Regulatory Review: We conduct a thorough annual review of available legal and regulatory guidance pertaining to the crypto asset in question and any delegated staking programs in which we participate. This includes, but is not limited to, scrutinizing public statements, enforcement actions, and guidance issued by regulatory bodies, particularly the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC), and reviewing judicial opinions and interpretive frameworks such as the joint SEC/CFTC token taxonomy issued in March 2026. The Company utilizes news aggregation services to stay apprised of new developments.

3.Howey Test: Central to our evaluation is the application of the criteria established by the Howey Test, which serves as the predominant standard for determining whether a transaction represents an investment contract and, consequently, a security. Our legal team assesses whether the arrangement involves an investment of money in a common enterprise with a reasonable expectation of profits predominantly from the efforts of others.

4.Consultation with Legal Counsel: Recognizing the complexities inherent in this determination, if and when we decide to acquire digital cryptocurrency assets or participate in a delegated staking program, we will engage with external legal counsel specializing in securities law and the cryptocurrency. Counsel will provide an independent assessment, which will further guide our analysis.

5.Ongoing Monitoring and Reassessment: Given the evolving nature of the regulatory landscape, our commitment doesn’t cease following the initial determination. We continuously monitor for new developments that could impact the status of assets we hold or consider for transactions. Any significant regulatory announcements, court rulings, or changes in the asset's structure or operation will prompt a reevaluation of its status.

Although Bitcoin and Ether have been classified as digital commodities (not securities) under the March 2026 SEC/CFTC framework, the Company maintains its conservative asset allocation policy and limits investment in digital assets and any other securities such that investment in all securities by the Company is limited to under 40%, and will sell or otherwise adjust its holdings as necessary to remain under 40%, or structure its investments such that at least 55% of its assets are comprised of interests in real estate, also known as “qualifying interests,” and at least another 25% of its assets are additional qualifying interests or real estate-type interests, with no more than 20% of its assets comprised of miscellaneous assets. The Company will review its holdings on an annual basis. These measures are crucial for maintaining legal integrity and investor confidence as we expand our digital asset portfolio. In line with the investment strategy and to maintain clarity in our operational model, the Company currently does not engage in, nor does it intend to engage in, the lending of any cryptocurrency assets that we acquire or hold. The Company will also not accept cryptocurrencies as a form of payment.

Robert Ventures has strategically chosen BitGo as the custodian for its digital assets, a decision driven by BitGo's industry-leading approach to security, compliance, and risk mitigation. As a pioneer in digital asset financial services, BitGo has established robust security measures, ensuring that our assets are not only stored with state-of-the-art security but are also compliant with prevailing regulations.

In our strategic approach to enhancing asset profitability, we may engage in a yield-generating activity known as “staking,” a process that not only contributes to the security and efficiency of the blockchain network but also generates potential returns for our investment portfolio. This procedure involves allocating a portion of our cryptocurrency holdings for network validation processes, such as transaction verification and block creation, in exchange for staking rewards.

Our staking operations will be conducted on Bitgo. The decision to stake through BitGo is influenced by several factors, including but not limited to the availability of specific staking services, the projected yields, and our overarching strategy for risk diversification within our investment portfolio.

Staking Process on BitGo:

1.Asset Selection for Staking: We currently stake solely Ether (ETH). The choice depends on various factors, including the asset’s (Ether) market performance, security, and the expected Annual Percentage Yield (APY).

2.Initiating the Staking Request: To stake our assets, we initiate a staking-request transaction. This process involves sending one or more delegation transactions that transfer our digital assets to a network validator. It’s important to note that these transactions are subject to our enterprise and wallet policies, requiring all necessary approvals and signatures before BitGo proceeds.

3.Asset Delegation: Upon successful transaction approval, our assets are delegated to the validator’s staking wallet, either being locked or transferred, based on the specific staking protocol of the involved cryptocurrency.

4.Earning Rewards: Following the successful validation of the staked assets, we begin to accrue rewards calculated on an APR basis. These rewards represent the revenue generated from our staked investments.

5.Unstaking and Reward Claims: If we decide to unstake our assets, the process involves creating an unstaking-request transaction. Depending on the cryptocurrency’s specific protocol, there might be a cooldown period before the assets are released. Furthermore, claiming the earned rewards necessitates a separate rewards-claim transaction.

6.Obligations and Counterparties: Throughout this process, our primary counterparty is BitGo, and by extension, the network validators to whom our assets are delegated. Our obligations include adherence to the terms stipulated in the staking contract signed with BitGo, ensuring compliance with all requisite security measures, and maintaining the integrity of our investment operations.

When engaging in staking activities with BitGo, clients enter into a contractual agreement that outlines specific obligations. These include compliance with all set wallet policies, like address whitelisting, transaction limits, and user roles, which are designed to create an extra layer of safety for digital assets.

Recent Developments

During the fiscal year ended December 31, 2025, the Company continued to execute its real estate strategy in the Outer Banks, NC. The Company sold one lot and completed construction on three properties (26219 Rampart St, 39192 Cobia Way, 52168 Sportsman Dr, and 41196 Shoals Ct) for total proceeds of $1,784,656. Cash additions to real estate investments, consisting of maintenance, construction and development costs, totaled $1,305,389. Construction was completed on Pony Pasture Dr Lots 4, 8, and 9, with Lot 9 currently listed for sale and Lots 4 and 8 expected to be listed shortly. No new lots were acquired during the year. Farrell and Family Construction LLC continued to serve as the general contractor.

During 2025, the Company commenced its digital asset investment program, purchasing $704,812 in Bitcoin (BTC), Ethereum (ETH), and Gas Station Network Token (GST). All digital assets are held in custody with BitGo. The Company actively stakes its Ethereum holdings and earned $3,860 in staking income and other rebates during the year. As of December 31, 2025, the Company’s digital asset portfolio had a fair market value of $688,933, reflecting a net unrealized loss of $15,879 from market value changes. In accordance with ASU 2023-08, the Company measures digital assets at fair value with changes recognized in earnings.

Employees

As of December 31, 2025, the Company had no direct employees and remained entirely reliant on the operational and management services provided by its Manager, Robert Ventures LLC.

Legal Proceedings

As of December 31, 2025, the Company was not a party to any material pending legal proceedings, nor was the Company aware of any such proceedings contemplated by governmental authorities.

Competition

The Company competes with various entities in its operational areas. In real estate, this includes other developers and home builders active in the Outer Banks market, particularly those focused on similar price points. In seeking investment capital through its Bond offering, the Company competes with a wide range of alternative investment platforms offering debt securities, yield-focused products, real estate investments, and digital asset exposure. The Company believes its competitive position is supported by its specific geographic focus in real estate and its differentiated strategy combining real estate development with digital asset investment opportunities.

Government Regulation

The Company’s real estate business is subject to multiple laws, including regulations applicable to ownership and construction of properties. Regulations may vary from jurisdiction to jurisdiction and from state to state. In any jurisdictions or states in which we operate, we may be required to obtain licenses and permits to conduct business.

With regards to our digital assets, the regulation of cryptocurrencies is uncertain. To the extent that any cryptocurrency is classified as a security, its purchase and sale would be governed by the federal and state securities laws. To the extent that any cryptocurrency is classified as a commodity, its purchase and sale could be governed by the commodities trading laws.

While the Company will use its best efforts to comply with all laws, including federal, state, and local laws and regulations, claims arising out of actual or alleged violations of law could be asserted against us by individuals or governmental authorities. These legal actions could expose the Company to significant damages, legal fees or other penalties that would adversely affect the Company and its ability to distribute income to Investors.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. These estimates are based on management’s best judgment and assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Overview

This discussion analyzes the financial condition and results of operations of Robert Ventures Holdings LLC and its subsidiaries for the fiscal year ended December 31, 2025, compared to the fiscal year ended December 31, 2024. The Company is in the development stage, focusing on real estate development and digital asset investments.

Results of Operations

•Comparison of Fiscal Year Ended December 31, 2025, to Fiscal Year Ended December 31, 2024

oRevenues: Total revenue was $167,203 for the fiscal year ended December 31, 2025, compared to $(4) for the fiscal year ended December 31, 2024. Revenue in 2025 consisted of net realized gains on sale of other investments of $183,082, partially offset by net unrealized losses on digital assets of $15,879. The Company commenced both real estate sales and digital asset acquisitions during 2025.

oOther Income: Total Other Income was $3,860 for the fiscal year ended December 31, 2025, compared to $0 for the fiscal year ended December 31, 2024. Other Income in 2025 consisted of staking income, rebates, and other income generated from the Company’s digital asset operations.

oOperating Expenses: Total Operating Expenses were $423,426 for the year ended December 31, 2025, increasing from $123,090 for the prior year. The increase was principally driven by: (i) Advertising and promotion expenses of $187,985 (up from $21,045) reflecting expanded marketing of the Company’s bond offering and real estate operations; (ii) Contract labor of $123,324 (up from $73,758) for ongoing website, systems development, and sales support; (iii) Dues and subscriptions of $34,051 (up from $13,970) for software platforms; (iv) Legal and professional fees of $19,845 (up from $4,325); (v) Property taxes of $7,786; (vi) Storage fees for digital assets of $12,612 (a new expense category in 2025 reflecting digital asset custody costs); (vii) Bank service charges of $1,200; (viii) Web services of $99; and (ix) an impairment loss of $36,524 on Lots 22 and 23, Buccaneer, Brigands Bay, held by KS OBX LLC, which were carried above their fair value less costs to sell at December 31, 2025 and were sold on May 6, 2026 for $78,000 (see Note 9).

oOther (Expense):Total Other (Expense) was $247,046 for the year ended December 31, 2025, compared to $252,865 in the prior year. This consisted of: (i) Amortization expense of $32,608 (down from $54,498 in 2024), reflecting the completion of amortization on certain deferred offering costs; and (ii) Interest expense of $214,438 (up from $198,367 in 2024), driven by higher outstanding debt balances including significant bond issuances and the new Valiant Builder Finance loan, and including $9,774 ($9,801 in 2024) of interest accrued on the note payable by KS OBX LLC to Mark Robert, a related party (see Notes 9 and 11). No realized losses on investments were recorded in 2025.

oNet Loss: The Company’s Net Loss increased to $499,409 for the fiscal year ended December 31, 2025, from $375,959 for the fiscal year ended December 31, 2024. The Net Loss Attributable to the Parent was $487,852 in 2025 ($312,063 in 2024), and the Net Loss Attributable to the Noncontrolling Interest was $11,557 in 2025 ($63,896 in 2024). The amount attributable to the noncontrolling interest is the noncontrolling member’s 30% share of the results of KS OBX LLC, after the tiered return allocated to the Company under the KS OBX LLC operating agreement, as described in Note 10. The increase in net loss reflects higher operating expenses associated with the Company’s expanded operations and the impairment loss of $36,524, partially offset by $167,203 in revenue from investment activities.

Liquidity and Capital Resources

As of December 31, 2025, the Company had $27,795 in cash and cash equivalents, compared to $185,622 as of December 31, 2024. The Company had a working capital deficit (defined as current assets less accounts payable and amounts due to related parties) as of December 31, 2025. The net decrease in cash during the year ended December 31, 2025, resulted from net cash used in operating activities of $381,857 and net cash used in investing activities of $225,545, partially offset by net cash provided by financing activities of $449,575. Financing inflows were composed of proceeds from long-term debt of $1,498,994, an increase in member interest of $121,214, partially offset by repayment of long-term debt of $1,170,633. Cash used in investing activities primarily represented funds deployed for real estate acquisition and development ($1,305,389) and digital asset purchases ($704,812), partially offset by proceeds from the sale of real estate investments of $1,784,656. Net cash used in operating activities includes the elimination of the $179,083 gain on the sale of real estate investments, and sale proceeds and additions to real estate investments are presented gross, as described in Note 9.

The Company is currently dependent on external financing. Primary sources of funding during 2025 were proceeds from the sale of bonds and other long-term debt ($1,498,994), member interest contributions ($121,214), and proceeds from real estate sales ($1,784,656). Funds were used to repay existing debt ($1,170,633), acquire digital assets ($704,812), fund continued real estate development ($1,305,389), and cover operating expenses. The Company raised capital during 2025 through the sale of bonds under its Regulation A offering. Effective September 23, 2026, the Company suspended that offering and management does not intend to resume it (see Notes 8 and 12). For the next twelve months, the Company expects the sale of its completed real estate and, if required, of its digital assets to be its primary sources of liquidity. The contract of September 21, 2026 for the sale of 41697 Pony Pasture Drive for $485,000 remains in force, the purchasers’ due diligence period having ended, with settlement scheduled on or before October 21, 2026. Management’s plans for the application of the proceeds of that sale and of the sale of 41681 Pony Pasture Drive are described in Notes 8 and 12. On October 13, 2026 the Company initiated payment of $55,166.63, being $55,000 of principal and $166.63 of accrued interest, to redeem three Bonds (see Notes 8 and 12). Funds remaining under an existing debt facility were fully drawn subsequent to year-end. The Company anticipates generating operational cash flow in 2026 from planned sales of completed real estate projects and potential income from staking digital assets (acquisitions started in early 2025). Anticipated primary uses of cash in the next twelve months are the repayment of the Valiant Builder Finance loan ($450,000) by its December 3, 2026 maturity, interest on the $500,000 deed of trust facility at 15% per annum until it is repaid, interest on the Bonds, the redemption of three Bonds initiated on October 13, 2026 ($55,166.63), operating costs, and reserves for Bond redemption requests as lock-up periods expire.

The Company has significant debt obligations. As of December 31, 2025, notes payable totaled $1,532,757, including $39,124 of accrued interest on the note payable to Mark Robert (down from $2,247,616, including $29,350 of such accrued interest, in 2024) and bonds payable totaled $1,189,994 (up from $137,000 in 2024). The Company retired two Valiant Builder Finance loans and a Patricia Midgett loan during 2025 and entered into a new Valiant Builder Finance loan of $450,000, of which $446,000 was outstanding at December 31, 2025 (maturing March 3, 2026). The deed of trust facility was fully drawn at $1,000,000 during the year, with $500,000 repaid. Subsequent to the balance sheet date, the Valiant Builder Finance loan, the principal of which is $450,000 following a further drawing on January 21, 2026, has been extended in three-month steps to December 3, 2026, and the lender has confirmed that no further extension is available after that date. The $500,000 outstanding under the deed of trust facility passed its stated maturity of August 9, 2026; that lender has confirmed that the amount may remain outstanding at 15% per annum until September 1, 2027. Neither facility has been amended by a formal instrument. On October 9, 2026, after the Auditor’s report of that date was released, KS OBX LLC entered into a contract for the sale of 41681 Pony Pasture Drive (Lot 4), the property securing the Valiant Builder Finance loan, for $468,750 in cash, with a due diligence period ending October 29, 2026 and settlement no later than November 12, 2026; that property is carried at $377,882 at December 31, 2025, and management intends to apply the proceeds to that loan at closing. The purchasers may terminate the contract during the due diligence period and completion of the sale is not assured. Details are provided in Notes 5, 8 and 12 to the Consolidated Financial Statements.

The Company commenced offering and selling its Bonds pursuant to its qualified Regulation A Offering Circular (File No. 024-12331) in October 2024. As of December 31, 2025, the Company had issued and  outstanding Bonds with a carrying amount of $1,189,994 (including accrued interest on compound bonds), representing an aggregate principal balance of $1,143,510. The bonds have a stated maturity date of ten years from the date of issuance but are subject to a lockup period during which investors cannot redeem their investment. Following the expiration of the lockup period, which generally ranges from one to three years, investors may request redemption subject to the terms of the offering circular and the Company’s liquidity provisions. The Company issues bonds in two formats: Simple Interest Bonds (interest paid monthly at 8.00% to 10.00%) and Compound Interest Bonds (interest compounded monthly at 8.00% to 10.00%, with principal and accrued interest payable at redemption). On December 31, 2025, aggregate principal balances on the bonds payable totaled $1,143,510. These Bonds represent unsecured obligations of the Company with terms further described in the Offering Circular and the Notes to the Consolidated Financial Statements included herein.

As discussed further in Note 8 to the Consolidated Financial Statements, the Company’s net losses, members’ deficit, significant debt falling due in 2026, reliance on external financing, Bonds of $1,143,510 in principal that are redeemable at the holder’s demand after their lock-up periods, and the suspension of its Regulation A offering raise substantial doubt about its ability to continue as a going concern for twelve months from the date the restated financial statements were available to be issued. Management’s plans, described in Note 8, consist of selling the Company’s completed homes in Avon, North Carolina, repaying the Valiant Builder Finance loan by its December 3, 2026 maturity from sale proceeds or sales of digital assets, the confirmation of the deed of trust lender that the

$500,000 outstanding may remain outstanding until September 1, 2027, the written deferral by the Manager of repayment of the balance due to it until October 31, 2027, and the retention of the Company’s cash and digital assets. Management has concluded that these plans, considered in the aggregate, do not alleviate the substantial doubt, and that the events after October 9, 2026 described in the final section of Note 12 do not alleviate it. The financial statements do not include any adjustments related to this uncertainty.

Trend Information:

Key trends impacting the Company include Outer Banks real estate market conditions (currently softening), digital asset market volatility and regulation, and prevailing interest rates affecting borrowing costs and bond attractiveness.

Inflation and Interest Rates: While rates of inflation have shown signs of moderation from recent peaks, persistently elevated costs continue to impact the economy and the Company's operations. This is particularly evident in the costs of construction materials and labor, which can affect the profitability of our real estate development projects. Furthermore, the higher interest rate environment maintained by the Federal Reserve throughout much of the reporting period, while potentially stabilizing, continues to influence borrowing costs. This impacts the Company directly through interest expense on its variable-rate debt obligations and indirectly by affecting the affordability and financing capacity of potential homebuyers in our target markets.

Housing Supply and Real Estate Market Conditions: The broader US housing market has continued to experience fluctuations influenced by interest rate and inflation trends, leading to reduced affordability and transaction volumes in some areas. In our primary market of the Outer Banks, NC, sales activity has slowed compared to previous years and home prices have softened from recent highs. In response, the Company is actively working with its general contractor, Farrell and Family Construction LLC, to reduce construction costs on new homes we start. We believe a key mitigating factor in our specific niche (Hatteras Island, entry-level new construction) is the persistent lack of housing supply, particularly for homes priced under $650,000. While market conditions require careful management of construction costs and pricing strategies, we believe this supply constraint continues to support demand for the type of properties we are developing.

Digital Asset Regulatory Landscape: The regulatory environment for digital assets underwent a significant shift during 2025 and early 2026. In January 2025, the SEC formed a Crypto Task Force and rescinded Staff Accounting Bulletin 121 (replacing it with SAB 122), removing barriers to institutional crypto custody. Throughout 2025, the SEC dismissed enforcement actions against major digital asset platforms and shifted to a framework-based approach. In March 2026, the SEC and CFTC jointly issued a formal token taxonomy establishing five categories of digital assets and declaring that most crypto tokens are not securities. These developments have generally created a more favorable regulatory environment for digital asset businesses; however, the framework continues to evolve, and future changes in securities, commodities, custody, tax, or accounting requirements could affect how the Company acquires, holds, stakes, or disposes of digital assets. The Company continues to monitor regulatory developments and will adjust its practices as needed to remain compliant.

The Company has a limited operating history to establish internal trends.

Contingent Liabilities

As of December 31, 2025, the Company had no recorded contingent liabilities. As described in Note 12, as of October 9, 2026 no investor had asserted or threatened any claim arising from the restatement, the non-reliance determination or the Texas matter described in Note 12, and counsel is not aware of any investor having indicated an intention to assert such a claim; counsel has advised that purchasers who invested while the offering materials contained materially misstated financial statements could potentially assert rescission or similar claims; management does not consider the assertion of a claim to be probable, no liability has been recorded, and it is not practicable to estimate the amount of any possible loss.

Income Taxes

The Company is treated as a partnership entity for federal and state income tax purposes and generally does not incur entity-level income taxes. Tax liabilities and benefits pass through to its members.

Significant Accounting Policies

A summary of the Company's significant accounting policies is included in Note 2 to the Consolidated Financial Statements included in Item 7 of this Annual Report.

Item 3. Directors and Officers

We are managed by our Manager, Robert Ventures LLC.  The following table provides information on the manager of our Manager:

Name	Age	Positions	Term of Office
Joseph Robert	43	Manager of our Manager	April 6, 2020 - Present

Joseph Robert. Joseph Robert is the manager of our Manager.  Joe has over 20 years of asset management experience. Over the past 10 years, Joe has invested in over 200 residential and commercial properties, and over $165mm AUM of residential mortgages. Over the last five years, he has made numerous investments into the tech sector that included providing venture capital and acquiring digital assets that provided exposure to the growing digital economy. He is expected to devote full time to Company operations.

Neither our Manager nor its manager has, during the past five years:

●	been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or

●

had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Our Manager has not received any compensation to date and we do not intend to pay compensation in the future. The manager may take distributions of profits after payments to bond holders and receives reimbursements for expenses incurred on the Company’s behalf.

Item 4. Security Ownership of Management and Certain Securityholders

As of April 24, 2026, the beneficial ownership of the Company’s Membership Interests (equity) was: 99% held directly by Joseph Robert and 1% held directly by RVLP LLC, with Joseph Robert being the sole 100% owner of RVLP LLC. Robert Ventures LLC, the Manager, holds no direct Membership Interests.

Item 5. Interest of Management and Others in Certain Transactions

Other than the transactions described below, there were no transactions during the fiscal years ended December 31, 2025 and December 31, 2024, nor are there any currently proposed transactions, to which the Company or its subsidiaries was or is to be a participant and the amount involved exceeded the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years, and in which any director, officer, manager, promoter, principal securityholder, or any immediate family member of the foregoing persons had or will have a direct or indirect material interest.

•During the fiscal year ended December 31, 2025, the Manager charged the Company $362,305 of operating expenses incurred on the Company’s behalf and advanced $1,000 to the Company’s subsidiary RV Digital LLC, and the Company paid the Manager $160,000, a net increase of $203,305 in the amount due to it; during 2024 the Manager charged or advanced $157,194 and the Company paid nothing. As of December 31, 2025, the total amount due to Robert Ventures LLC was $444,614 (December 31, 2024: $241,309), of which $1,000 was owed by RV Digital LLC and was repaid on January 12, 2026. The Manager has confirmed in writing that it will defer repayment of that balance until October 31, 2027 (see Notes 11 and 12). Robert Ventures LLC is considered a related party as it serves as the Manager of the Company, and Joseph Robert, the sole manager of Robert Ventures LLC, is the indirect controlling person of the Company.

•A loan previously owed by the Company to Joseph Robert, the manager of the Company's Manager, which had a balance of $2,000 as of December 31, 2023, was repaid in full during the fiscal year ended December 31, 2024. There was no outstanding balance under that loan as of December 31, 2024. Joseph Robert holds two Bonds of the Company with an aggregate principal amount of $2,000, purchased during 2024 on the same terms as those offered to other investors.

•The Company’s subsidiary KS OBX LLC has an outstanding note payable to Mark Robert, the brother of Joseph Robert. The outstanding principal balance of this note payable remained unchanged at $195,487 throughout the fiscal year ended December 31, 2025. No principal repayments or interest payments were made on this note during 2025. Interest accrues at 5% per annum and is payable with the principal at maturity on October 20, 2030. Unpaid accrued interest of $39,124 at December 31, 2025 ($29,350 at December 31, 2024) is included in notes payable, and interest expense on the note was $9,774 in 2025 and $9,801 in 2024. Mark Robert is considered a related party due to his familial relationship with Joseph Robert. See Notes 5, 9 and 11 to the Consolidated Financial Statements for further details.

•Elk Renovations LLC, whose sole member and manager is Mark Robert, holds the 30% noncontrolling equity interest in the Company's consolidated subsidiary, KS OBX LLC. This ownership interest remained unchanged during the December 31, 2025 fiscal year.

•Joseph Robert and Mark Robert have personally guaranteed the Company’s obligations to Valiant Builder Finance ($446,000 outstanding at December 31, 2025) under an Unconditional Guaranty dated June 3, 2025 and to the lender under the deed of trust facility ($500,000 outstanding), and Joseph Robert, Mark Robert and Elk Renovations LLC have guaranteed the Towne Bank loan ($202,146 outstanding). No claim has been asserted under any of these guaranties. See Note 11 to the Consolidated Financial Statements.

•Under the Amended and Restated Operating Agreement of KS OBX LLC dated September 11, 2025, the Company is entitled to a tiered return on its capital contributions, which accrued $26,301 from September 11 to December 31, 2025 and is allocated to the Company before the residual result of KS OBX LLC is shared with Elk Renovations LLC. On September 22, 2026, the members of KS OBX LLC executed a Members’ Confirmation and First Amendment under which the tiered return accrues from February 27, 2023, and which reduces, in certain circumstances, the Elk Shortfall Payment that Elk Renovations LLC and Mark Robert are obliged to pay under Section 3.7 to approximately one third of the amount under the original formula. The cumulative tiered return so computed is $140,585 through December 31, 2025, of which $114,284 has not been taken into account in the financial statements; no amount has been invoiced or paid under either provision. See Notes 10, 11 and 12 to the Consolidated Financial Statements.

Item 6. Other Information

N/A

Item 7. Financial Statements

Item 7 is replaced in its entirety by the Independent Auditor’s Report dated October 9, 2026, except as to the matters described in the final section of Note 12, as to which the date is October 13, 2026, and the restated consolidated financial statements of Robert Ventures Holdings LLC as of and for the years ended December 31, 2025 and 2024. The financial statements as originally filed are not reproduced in this draft.

Robert Ventures Holdings LLC

Independent Auditor's Report Together with Consolidated Financial Statements (As Restated)

As of December 31, 2025 and 2024

Robert Ventures Holdings LLC Table of Contents

Abdi Sheikh-Ali, CPA, PLLC

450 Century Parkway, Suite 250Tel. (972) 217-4646

Allen, Texas 75013Fax. (972) 217-4645

www.abdisheikh.comcpa@abdisheikh.com

INDEPENDENT AUDITOR'S REPORT

To the Managing Member(s) Robert Ventures Holdings LLC:

Opinion

We have audited the consolidated financial statements of Robert Ventures Holdings LLC, which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of income, cash flows, and changes in members' interest for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Robert Ventures Holdings LLC as of December 31, 2025 and 2024, and the results of its consolidated operations and its consolidated cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Robert Ventures Holdings LLC in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission, and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Restatement of Previously Issued Financial Statements

As discussed in Note 9, the consolidated financial statements as of and for the years ended December 31, 2025 and 2024 have been restated to correct the attribution and measurement of the noncontrolling interest in KS OBX, LLC, to recognize an impairment of real estate investments as of December 31, 2025, to recognize accrued interest on a note payable to a related party, and to correct the affected financial statements and disclosures. Our opinion is not modified with respect to this matter.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

As discussed in Note 8, certain conditions indicate that Robert Ventures Holdings LLC may be unable to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Robert Ventures Holdings LLC's ability to continue as a going concern for a period of one year from the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●Exercise professional judgment and maintain professional skepticism throughout the audit.

●Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Robert Ventures Holdings LLC's internal control. Accordingly, no such opinion is expressed.

●Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Robert Ventures Holdings LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Allen, Texas

October 9, 2026, except as to the matters described in the final section of Note 12, as to which the date is October 13, 2026

Robert Ventures Holdings LLC

Consolidated Balance Sheet

As of December 31, 2025 and 2024

	12-31-2025	12-31-2024
	As Restated	As Restated
ASSETS
Cash and cash equivalents	$ 27,795	$ 185,622
Other assets	428	749
Deferred costs - net of amortization	-	32,608
Digital assets, at fair market value	688,933	-
Real estate investments	2,323,428	2,660,136
Total assets	$ 3,040,584	$ 2,879,115
LIABILITIES
Accounts payable	$ 4,389	$ 6,164
Due to related parties	444,614	241,309
Bonds payable	1,189,994	137,000
Notes payable	1,532,757	2,247,616
Total liabilities	$ 3,171,754	$ 2,632,089
MEMBERS' INTEREST
Members' interest attributable to Parent	$ 926,366	$ 805,153
Retained earnings (deficit) attributable to Parent	(946,718)	(458,866)
Total members' interest attributable to Parent	$ (20,352)	$ 346,287
Members' interest attributable to Noncontrolling Interest (NCI)	$ (76,764)	$ (76,764)
Retained earnings (deficit) attributable to Noncontrolling Interest (NCI)	(34,054)	(22,497)
Total members' interest attributable to Noncontrolling Interest (NCI)	$ (110,818)	$ (99,261)
Total Members' Interest	$ (131,170)	$ 247,026
Total liabilities and Members' Interest	$ 3,040,584	$ 2,879,115

See accompanying footnotes and auditor's report

Robert Ventures Holdings LLC

Consolidated Statement of Income

For the years ended December 31, 2025 and 2024

	2025	2024
	As Restated	As Restated
REVENUE
Net realized gains on sale of other investments	$ 183,082	$ (4)
Net unrealized gain (loss) on digital assets	(15,879)	-
Total revenue	$ 167,203	$ (4)
Advertising and promotion	$ 187,985	$ 21,045
Bank service charges	1,200	63
Contract labor	123,324	73,758
Dues and subscriptions	34,051	13,970
Impairment of real estate investments	36,524	-
Legal and professional fees	19,845	4,325
Property taxes	7,786	9,929
Storage fees (digital assets)	12,612	-
Web services	99	-
Total operating expenses	$ 423,426	$ 123,090
Operating income (loss)	$ (256,223)	$ (123,094)
OTHER INCOME
Staking income, rebates and other income	$ 3,860	$ -
Total other income	$ 3,860	$ -
OTHER (EXPENSE)
Amortization expense	$ (32,608)	$ (54,498)
Interest expense	(214,438)	(198,367)
Total other (expense)	$ (247,046)	$ (252,865)
Net income (loss)	$ (499,409)	$ (375,959)
Net income (loss) attributable to Parent	$ (487,852)	$ (312,063)
Net income (loss) attributable to Noncontrolling Interest (NCI)	$ (11,557)	$ (63,896)

See accompanying footnotes and auditor's report

Robert Ventures Holdings LLC Consolidated Statement of Cash Flows

For the years ended December 31, 2025 and 2024

	2025	2024
	As Restated	As Restated
Cash flows from operating activities
Net income (loss)	$ (499,409)	$ (375,959)
Adjustments to reconcile net income (loss)
to net cash provided (used) by operating activities:
Amortization expense	32,608	54,498
Net unrealized loss on digital assets	15,879	-
Gain on sale of real estate investments	(179,083)	-
Impairment of real estate investments	36,524	-
Decrease (increase) in other assets	321	1,858
Decrease (increase) in deferred costs	-	(48,773)
Increase (decrease) in accounts payable	(1,776)	(8,459)
Increase (decrease) in accrued interest payable	9,774	9,801
Increase (decrease) in due to related parties	203,305	157,194
Net cash provided (used) by operating activities	$ (381,857)	$ (209,840)
Cash flows from investing activities
Proceeds from sale of real estate investments	$ 1,784,656	$ -
Additions to real estate investments	(1,305,389)	(964,233)
Additions to digital assets	(704,812)	-
Net cash provided (used) by investing activities	$ (225,545)	$ (964,233)
Cash flows from financing activities
Member contributions	$ 121,214	$ -
Proceeds from long-term debt	1,498,994	-
Repayment of long-term debt	(1,170,633)	-
Net increase in long-term debt	-	1,286,213
Net cash provided (used) by financing activities	$ 449,575	$ 1,286,213
Net increase (decrease) in cash	$ (157,827)	$ 112,140
Cash at beginning of year	$ 185,622	$ 73,482
Cash at end of year	$ 27,795	$ 185,622
Supplemental disclosure of cash flow information
Cash paid during the year for interest	$ 161,543	$ 188,566

See accompanying footnotes and auditor's report

Robert Ventures Holdings LLC

Consolidated Statement of Changes in Members' Interest

For the years ended December 31, 2025 and 2024

For the year ended December 31, 2025 - As Restated

Description	Parent	Retained Earnings	Total Attributable to Parent	Noncontrolling Interest	Total
Balance at December 31, 2024, as restated	805,153	(458,866)	346,287	(99,261)	247,026
Member contributions	121,213	-	121,213	-	121,213
Net income (loss)	-	(487,852)	(487,852)	(11,557)	(499,409)
Balance at December 31, 2025, as restated	926,366	(946,718)	(20,352)	(110,818)	(131,170)

For the year ended December 31, 2024 - As Restated

Description	Parent	Retained Earnings	Total Attributable to Parent	Noncontrolling Interest	Total
Balance at December 31, 2023, as restated	805,153	(146,803)	658,350	(35,365)	622,985
Net income (loss)	-	(312,063)	(312,063)	(63,896)	(375,959)
Balance at December 31, 2024, as restated	805,153	(458,866)	346,287	(99,261)	247,026

See accompanying footnotes and auditor's report

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

1.Nature of Operations

Robert Ventures Holdings LLC (the “Company”) was established in May 2022 in the state of Delaware. Dedicated to strategic investments in digital assets and real estate, the Company plans to allocate between thirty and seventy percent of its raised funds into real estate, focusing initially on the Outer Banks area of North Carolina. The Company's real estate strategy involves purchasing land and constructing new homes, particularly targeting the entry-level market, with an expected project duration of approximately ten months from obtaining building permits to selling the completed property. In addition to real estate, the Company is committed to investing in digital assets, with plans to hold these investments over several years and secure them in custody solutions. The proportion of capital dedicated to digital assets will also range from thirty to seventy percent, contingent on market opportunities and the Company's internal risk assessment at specific price points.

The consolidated financial statements comprise the financial statements of the parent, Robert Ventures Holdings LLC, and its subsidiaries, RV Digital LLC and KS OBX, LLC. The Company's interest in KS OBX, LLC was acquired in October 2022. Refer to Notes 2l and 10.

2.Significant Accounting Policies

a.Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) as detailed in the Financial Accounting Standards Board's Accounting Standards Codification (“FASB ASC”). The Company has adopted a calendar year-end.

The consolidated financial statements include the accounts of the Company and the entities it controls through a direct controlling financial interest, being RV Digital LLC, which is wholly owned, and KS OBX, LLC, in which the Company holds a 70% membership interest. All intercompany balances and transactions have been eliminated in consolidation. The interest in KS OBX, LLC not held by the Company is presented as a noncontrolling interest. Refer to Notes 2l and 10.

b.Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts and highly liquid debt instruments purchased with an original maturity of three months or less.

c.Startup Costs

In accordance with GAAP, the Company classifies its startup costs into two categories: (a) organization costs and (b) deferred offering costs. Organization costs are expensed as incurred and deferred offering costs, which consist of certain costs incurred in connection with the investment offering, are capitalized and amortized over a 12-month period. For the years ended December 31, 2025 and 2024, the Company incurred $0 and $48,773 in deferred costs, respectively, and no organization costs for both years. For those same periods, the Company recognized amortization expense related to the deferred costs of $32,608 and $54,498, respectively.

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

d.Concentration of Credit Risk

The Company maintains cash with a U.S. based financial institution. The Federal Deposit Insurance Corporation (FDIC) insures the total deposits at this institution up to $250,000 per depositor.

e.Property, Plant and Equipment

The Company follows the practice of capitalizing all expenditures for property, furniture, fixtures, equipment, and leasehold improvements in excess of $5,000. The Company did not have any property, plant, and equipment as of December 31, 2025 and 2024. Depreciation of all such items is computed on a straight-line basis over the estimated useful lives of the assets, which generally are as follows: buildings, 39 years; building improvements, 15 to 39 years; furniture and equipment, 5 to 7 years; software, 5 years; vehicles, 5 years; and leasehold improvements, the life of the lease or the useful life, whichever is shorter.

For the years ended December 31, 2025 and 2024, the Company only maintained real estate held for sale in the ordinary course of its business and as such was not subject to depreciation. The policy for the carrying amount of that real estate and for its review for impairment is set out at Note 2n. Refer also to Notes 3 and 4 regarding these real estate investments.

f.Other Assets

Other assets primarily consist of earnest money and utility deposits. As of December 31, 2025 and 2024, other assets totaled $428 and $749, respectively.

g.Income Taxes

The Company is a limited liability company and is a pass-through entity for federal and state income tax purposes. It files a return on Form 1065 as a partnership, having done so for the year ended December 31, 2024 and for the year ended December 31, 2025. The Company is not itself subject to income taxes; all earnings are passed through to the members and any resulting federal or state income taxes are assessed and paid by the members on their individual tax returns. Accordingly, as of December 31, 2025 and 2024, the Company made no provision for income taxes in the accompanying financial statements. The Company addresses uncertain tax positions in accordance with ASC Topic 740, Income Taxes, which provides guidance on the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. Management has not identified the existence of any uncertain tax positions.

h.Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles at times requires the use of management's estimates. Actual results could vary from these estimates.

i.Advertising Costs

The Company expenses advertising costs as they are incurred. The Company incurred $187,985 and $21,045 of advertising expenses for the years ended December 31, 2025 and 2024.

j.Related Party Transactions

The Company transacts with entities under common control and with members and their affiliates. Refer to Note 11.

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

k.Members' Capital Structure

The Company is organized as a limited liability company that is owned by members. The members are allocated ownership by being provided membership interests. As of December 31, 2023, the Company had issued membership interests to the founders. The Company is pursuing offerings pursuant to Regulation A (“Reg A”) under the Securities Act and is selling bonds and debt instruments directly to investors and not through registered broker-dealers who are paid commission. The maximum amount that can be raised through a Reg A (Tier 2) offering is $75,000,000 in a 12-month period. Refer to Note 12 regarding the suspension of the offering.

l.Noncontrolling Interest Nature and ownership.

The Company consolidates KS OBX, LLC. The Company acquired its membership interest in KS OBX, LLC in October 2022. From that date until February 24, 2023 the Company held a 60% membership interest and the noncontrolling member held 40%. On February 24, 2023 those interests became 70% and 30% respectively, and they remained unchanged throughout the years ended December 31, 2025 and 2024. The noncontrolling interest represents the portion of the equity of KS OBX, LLC that is not attributable, directly or indirectly, to the Company.

Attribution.

In accordance with ASC 810-10-45-20, the net income or loss attributable to the noncontrolling interest is the noncontrolling member's share of the results of KS OBX, LLC, and not a share of consolidated net income or loss. In accordance with ASC 810-10-45-21, losses are attributed to the noncontrolling interest even when that attribution results in a deficit balance. Contributions made to the Company by its own members are attributed entirely to the members' interest attributable to the Company and are not attributed to the noncontrolling interest.

Significant transactions.

In periods before January 1, 2024, KS OBX, LLC made distributions of $79,664 to the noncontrolling member and received a contribution of $2,900 from the noncontrolling member. No contribution was made and no distribution was paid in either of the years presented. Refer to Note 10 for the reconciliation of the carrying amount of the noncontrolling interest and to Note 9 for the restatement of amounts previously reported.

m.Applicable Revenue Standard

On May 28, 2014, the FASB issued a new revenue standard, ASC 606, Revenue from Contracts with Customers, which replaced various GAAP revenue recognition requirements and provided a single revenue recognition model for recognizing revenue from contracts with customers. Since the new revenue standard is effective for these periods, the Company has adopted the revenue standard and as such has taken into account the recognition of revenue when or how a performance obligation is met.

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

n.Impairment of Real Estate Investments

Real estate investments are carried at cost, which comprises the purchase price of the land together with the construction, closing and carrying costs capitalized in accordance with the Company's policy, and are not depreciated. The Company reviews its real estate investments for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. Indicators considered by the Company include a listing price or an accepted offer below the carrying amount, a sustained decline in prices realized on comparable properties, and a change in the Company's intention or ability to hold the property. Where an indicator is present, the Company compares the carrying amount of the property with its estimated fair value less the costs expected to be incurred to sell it, and recognizes an impairment loss for any excess of the carrying amount over that amount. Fair value is estimated using the best information available, which may include the price at which the property is listed, the price in an executed contract of sale, the price realized on the sale of the property itself where the sale takes place before the financial statements are available to be issued, and prices realized on comparable properties.

Impairment losses are presented within operating expenses and are not reversed if the estimated fair value subsequently increases. Refer to Notes 3, 9 and 12.

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

3.Investments

Investments as of December 31, 2025 and 2024 consisted of the following:

	12-31-2025	12-31-2024
Real estate investments	$ 2,323,428	$ 2,660,136
Digital assets	688,933	-
	$ 3,012,361	$ 2,660,136

4.Fair Value Measurements

The Company measures certain financial assets at fair value in accordance with ASC 820, Fair Value Measurement, which establishes a framework for measuring fair value and a hierarchy that prioritizes the inputs used in valuation techniques. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable inputs. The three levels of the hierarchy are defined as follows:

●Level 1 - Quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

●Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

●Level 3 - Unobservable inputs for the asset or liability that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability.

As of December 31, 2025, the Company's investments measured at fair value consist of digital assets, including Bitcoin and Ethereum. These assets are classified within Level 1 of the fair value hierarchy because their fair values are based on quoted prices in active markets on digital asset exchanges, which represent observable market inputs. The Company did not have any digital assets as of December 31, 2024.

The Company also owns real estate investments, which are recorded at historical cost and evaluated for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, in accordance with ASC 360, Property, Plant, and Equipment. Because these real estate investments are not measured at fair value on a recurring basis, they are not included in the fair value hierarchy table below. Any fair value measurement related to real estate would occur only on a nonrecurring basis, such as when an impairment is recognized, and would generally be classified within Level 3 of the fair value hierarchy.

The Company's assets measured at fair value on a recurring basis as of December 31, 2025 were as follows:

12-31-2025	Level 1	Level 2	Level 3	Total
Digital assets	$ 688,933	$ -	$ -	$ 688,933

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

During the year ended December 31, 2025 one asset was measured on a nonrecurring basis. Lots 22 and 23, Buccaneer, Brigands Bay, previously carried at $108,031, were written down to fair value less costs to sell following the recognition of the impairment described in Note 9. The amount at which those lots are carried at December 31, 2025, and the level of the fair value hierarchy within which the measurement falls, are as follows:

12-31-2025 - fair value less costs to sell	Level 1	Level 2	Level 3	Total
Lots 22 and 23, Buccaneer, Brigands Bay	$ -	$ -	$ 71,507	$ 71,507

Fair value was determined under the market approach as the price of $78,000 at which the lots were sold on May 6, 2026 in an arm's length transaction with an unrelated purchaser. That price is an unobservable input in respect of the measurement date, and the measurement is accordingly classified within Level 3 of the fair value hierarchy. The costs to sell of $6,493 are the closing costs borne on that sale. Fair value less costs to sell is therefore $71,507, which is $36,524 below the carrying amount before the measurement and is the amount at which these lots are included in real estate investments at December 31, 2025. Refer to Notes 2n, 9 and 12.

Investment returns for the years ended December 31, 2025 and 2024 consisted of the following:

	2025	2024
Net realized gains (losses)	$ 183,082	$ (4)
Net unrealized gains (losses)	(15,879)	-
	$ 167,203	$ (4)

Digital Assets

Beginning in 2025, the Company began investing in digital assets consisting of Bitcoin, Ethereum, and Gas Station Network Token. Digital assets are cryptographic assets maintained on distributed ledger networks and are not issued or backed by any governmental authority. In accordance with ASU 2023-08, the Company measures these digital assets at fair value, with changes in fair value recognized in earnings in the period in which they occur.

Activity for the year ended December 31, 2025
Balance, December 31, 2024	$ -
Purchases of digital assets	704,812
Sales of digital assets	-
Net realized gains (losses)	-
Net unrealized gains (losses)	(15,879)
Balance, December 31, 2025	$ 688,933

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

5.Notes Payable

Notes payable consists of various real estate loans. The terms and outstanding balances of the respective loans at December 31, 2025 and 2024 are as follows:

Creditor:	Towne Bank
Issue date:	March 12, 2021; renewed April 29, 2024
Maturity date:	April 29, 2029
Original loan amount:	$304,500; renewed at $249,136
Periodic payment:	$2,471 per month of principal and interest, with the remaining balance due at maturity
Interest rate:	Variable rate - Wall Street Journal Prime, with a floor of 4.0%
Balance at 12-31-2025:	$202,146
Balance at 12-31-2024:	$242,899

Creditor:	Valiant Builder Finance LLC
Issue date:	June 3, 2025
Maturity date:	March 3, 2026
Original loan amount:	$450,000
Periodic payment:	Monthly variable (interest only)
Interest rate:	Variable rate - Prime + 1.5%, with a floor of 8.5%
Balance at 12-31-2025:	$446,000
Balance at 12-31-2024:	$0

Creditor:	Valiant Builder Finance LLC
Issue date:	July 18, 2023
Maturity date:	July 18, 2024
Original loan amount:	$233,430
Periodic payment:	Monthly variable (interest only)
Interest rate:	Variable rate - Prime + 1.5%, with a floor of 8.5%
Balance at 12-31-2025:	$0
Balance at 12-31-2024:	$375,000

Creditor:	Valiant Builder Finance LLC
Issue date:	November 3, 2023
Maturity date:	August 3, 2024
Original loan amount:	$360,000
Periodic payment:	Monthly variable (interest only)
Interest rate:	Variable rate - Prime + 1.5%, with a floor of 8.5%
Balance at 12-31-2025:	$0
Balance at 12-31-2024:	$336,880

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

Creditor:	Patricia Midgett
Issue date:	May 4, 2023
Maturity date:	July 1, 2027
Original loan amount:	$103,000
Periodic payment:	$250 per month (interest only)
Interest rate:	6.0% annual fixed rate
Balance at 12-31-2025:	$50,000
Balance at 12-31-2024:	$103,000

Creditor:	Patricia Midgett
Issue date:	October 6, 2023
Maturity date:	July 1, 2027
Original loan amount:	$100,000
Periodic payment:	$583 per month (interest only)
Interest rate:	7.0% annual fixed rate
Balance at 12-31-2025:	$100,000
Balance at 12-31-2024:	$100,000

Creditor:	Patricia Midgett
Issue date:	October 6, 2023
Maturity date:	October 6, 2025
Original loan amount:	$115,000
Periodic payment:	$671 per month (interest only)
Interest rate:	7.0% annual fixed rate
Balance at 12-31-2025:	$0
Balance at 12-31-2024:	$115,000

Creditor:	Mark Robert (related party) - borrower KS OBX, LLC
Issue date:	October 21, 2020
Maturity date:	October 20, 2030
Original loan amount:	$434,627
Periodic payment:	None - accrued interest and principal due at maturity
Interest rate:	5.0% annual fixed rate
Balance at 12-31-2025:	$195,487
Balance at 12-31-2024:	$195,487

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

During the years ended December 31, 2025 and 2024, the Company also entered into several deed of trust agreements to secure a loan facility of up to $1,000,000 with two different lenders. The Company, as grantor, pledged real estate as security for the loan. As of December 31, 2025, the Company had drawn $1,000,000 under this facility and repaid $500,000 during the year; the remaining $500,000 is outstanding with one lender and subject to the loan terms. As of December 31, 2024, $750,000 had been drawn. The loan bears interest at 15% per annum, payable monthly at $6,250. Principal is due at maturity on August 9, 2026. The deed of trust grants the lender a security interest in the collateral. In the event of default, the trustee may pursue non-judicial foreclosure under state law. Refer to Note 12 regarding the maturity of this facility and of the Valiant Builder Finance loan after the balance sheet date.

The amount previously disclosed as drawn at December 31, 2024 was $500,000. That disclosure was incorrect and has been corrected to $750,000. The correction affects the disclosure only; no amount in the consolidated balance sheet is changed. Refer to Note 9.

The Towne Bank loan was renewed by a Change in Terms Agreement dated April 29, 2024, which termed out the balance then outstanding of $249,136 over a 180-month amortization, extended the maturity to April 29, 2029 and added a further guarantor. Fifty-nine monthly payments of principal and interest of $2,471 are payable, and the balance then remaining falls due at maturity. Interest is computed on a 365/360 basis at the Wall Street Journal Prime Rate, subject to a floor of 4.0%; the rate in effect was 6.75%. The amounts shown below for this loan are estimated at that rate and will vary with it. The disclosure of this loan in the financial statements as originally issued, which described it as bearing interest at a fixed rate of 8.5% and as payable interest only at $1,824 a month, was incorrect. Refer to Notes 9 and 11.

Principal payments on the various notes over the next five years are due as follows. The amounts shown are principal only and exclude the accrued interest on the note payable to Mark Robert described below.

2026	$ 962,331
2027	167,484
2028	18,686
2029	149,645
2030	195,487
$ 1,493,633

Notes payable on the consolidated balance sheet of $1,532,757 and $2,247,616 at December 31, 2025 and 2024 comprises the principal of $1,493,633 and $2,218,266 together with accrued interest on the note payable to Mark Robert of $39,124 and $29,350. That interest is payable at the maturity of that note in 2030. Refer to Notes 9 and 11.

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

6.Bonds Payable

In October 2024, the Company began offering bonds directly to the public. These bond offerings are exempt from registration under the Securities Act of 1933 pursuant to Section 3(b)(2) and Regulation A, including any related post-qualification amendments filed with the U.S. Securities and Exchange Commission (“SEC”). The bonds have a stated maturity date of ten years from the date of issuance. However, the bonds are subject to a lock-up period during which investors are not permitted to redeem their investment.

Following the expiration of the lock-up period, which generally ranges from one to three years, investors may request redemption subject to the terms of the applicable offering circular and the Company's liquidity provisions.

The Company issues bonds in two formats. Simple interest bonds accrue interest at annual rates ranging from 8.00% to 10.00%; interest is paid monthly and the principal amount is payable upon redemption or at maturity. Compound interest bonds accrue interest at annual rates ranging from 8.00% to 10.00%, compounded monthly; both principal and accrued interest are payable at redemption or maturity.

Liquidity and Redemption Risk

Although the bonds have contractual maturities of ten years from issuance, investors may request redemption following the expiration of the applicable lock-up period, which generally ranges from one to three years. Redemption requests are subject to the terms of the offering and the Company's available liquidity. As a result, the timing of actual cash outflows related to bond principal may differ from the contractual maturity schedule presented below. Management monitors expected redemption activity and maintains liquidity through operating cash flows and other financing sources in order to meet potential redemption requests as they arise. Refer to Notes 8 and 12.

At December 31, 2025, aggregate principal balances on the bonds payable totaled $1,143,510. The long-term debt with accrued interest related to these bonds consisted of the following:

	12-31-2025	12-31-2024
Bonds payable	$ 1,189,994	$ 137,000
Less: unamortized debt issuance costs	-	-
	$ 1,189,994	$ 137,000

Aggregate future principal payments required under the bonds payable as of December 31, 2025 are as follows: $nil in each of the years 2026 through 2030, and $1,143,510 thereafter.

7.Risk and Uncertainties

The management of the Company seeks investment opportunities that offer the possibility of attaining substantial capital appreciation from its business. Certain events particular to the industry in which the Company invests, as well as general economic and political conditions, may have a significant negative impact on the Company's operations and profitability. Additionally, the Company is subject to changing regulatory and tax environments. Such events are beyond the Company's control, and the likelihood that they may occur cannot be predicted.

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

8.Going Concern

The accompanying consolidated financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred net losses of $499,409 and $375,959 for the years ended December 31, 2025 and 2024, and at December 31, 2025 had a total members' deficit of $131,170 and cash of $27,795. Principal of $946,000 under notes payable fell due during 2026, comprising $446,000 that matured on March 3, 2026 and $500,000 due at maturity on August 9, 2026. The first of those facilities has been extended in three-month steps on payment of quarterly fees to December 3, 2026, and the lender has confirmed that no further extension is available after that date. The second remains outstanding past its maturity, the lender having confirmed that it may do so at the rate of 15% per annum until September 1, 2027. Bonds payable of $1,143,510 in principal are redeemable at the holder's demand following lock-up periods of one or three years. The Regulation A offering, which had been the Company's principal source of new funds and on which the plans described in the Company's previously issued financial statements depended, was suspended effective September 23, 2026 and management does not intend to resume it. Three bonds with an aggregate principal amount of $55,000, confirmed after the Company's non-reliance conclusion, are scheduled for redemption by the Company, as described in Note 12, and those funds are not available to the Company. These conditions and events, considered in the aggregate, raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date these consolidated financial statements are available to be issued.

Management's plans

Management's plans to address these conditions are as follows:

●Completion of the sale of the Company's completed homes in Avon, North Carolina. One of those properties was placed under contract on September 21, 2026 for $485,000 in cash, with settlement expected in October 2026, against a carrying amount of $380,670 at December 31, 2025. A second completed home is expected to be listed on the closing of that sale, and the third is currently listed. Refer to Note 12.

●Repayment of the loan from Valiant Builder Finance, the principal of which was $446,000 at December 31, 2025 and is $450,000 following a further drawing on January 21, 2026, and which matures on December 3, 2026 and which the lender has confirmed will not be extended beyond that date. Management intends to apply the proceeds of the sale of 41697 Pony Pasture Drive to that loan ahead of the deed of trust facility, for which the agreement of the lender under that facility is required and has not yet been sought, and otherwise to sell digital assets in time to settle and discharge the loan by its maturity.

●Confirmation from the lender under the deed of trust facility that the $500,000 outstanding may remain outstanding at the rate of 15% per annum until September 1, 2027, that lender expecting repayment from the proceeds of the sale of 41697 Pony Pasture Drive.

●Deferral by Robert Ventures LLC, the Company's Manager, of repayment of the balance due to it until October 31, 2027, confirmed in writing. Refer to Notes 11 and 12.

●Retention of the Company's liquid assets, consisting of cash and digital assets, which are available to meet operating costs and debt service.

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

Management's conclusion

Management intends to carry out these plans and believes they may well succeed. Their outcome depends on matters outside management's control, being the price of digital assets when they are sold, the sale of two of the completed homes that are not yet under contract, and the repayment of the loan from Valiant Builder Finance at its December 3, 2026 maturity. Management has concluded that these plans, considered in the aggregate, do not alleviate the substantial doubt described above. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities, that might result from the outcome of this uncertainty.

9.Restatement of Previously Issued Financial Statements

Nature of the errors

Subsequent to the issuance of the consolidated financial statements as of and for the years ended December 31, 2025 and 2024, management determined that those financial statements were misstated in three respects, described below as the attribution error, the impairment error and the accrued interest error. On September 23, 2026 the Company reported to the Securities and Exchange Commission on Form 1-U that those financial statements should no longer be relied upon, and on September 29, 2026 it amended that report.

(a)Attribution and measurement of the noncontrolling interest, and related presentation and disclosure matters.

The noncontrolling interest in KS OBX, LLC had been incorrectly attributed and incorrectly measured, and certain other presentation and disclosure matters required correction, as follows:

●Net income or loss attributable to the noncontrolling interest had been computed as 30% of consolidated net loss, rather than as the noncontrolling member's share of the results of KS OBX, LLC, as ASC 810-10-45-20 requires.

●Contributions made to the Company by its own members during 2025 had been attributed 30% to the noncontrolling interest, although the noncontrolling member made no part of them.

●The carrying amount of the noncontrolling interest did not reflect distributions of $79,664 made to the noncontrolling member against a contribution of $2,900, nor the 60% and 40% membership interests in effect before February 24, 2023.

●In the consolidated statement of cash flows for 2025, the gain on the sale of real estate investments had not been eliminated from operating activities, and the proceeds of sale and the additions to real estate investments had been presented net rather than gross, as ASC 230-10-45-14 requires. For 2024, borrowings and repayments of long-term debt had been described as a retirement of long-term debt.

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

●The tiered return on the Company's capital contributions under Section 3.5 of the operating agreement of KS OBX, LLC, executed September 11, 2025 and in force at December 31, 2025, had not been taken into account in attributing the result of that entity between the members. The return accruing from that date to December 31, 2025 is $26,301. It is a preferred return payable only through the distribution provisions of that agreement and is an allocation between the members rather than an expense of KS OBX, LLC, so it does not enter the result of that entity or the consolidated result. Allocating it to the Company before the residual result is shared moves $7,890 from the noncontrolling member to the Company. Refer to Notes 10, 11 and 12.

●The disclosure at Note 5 of the amount drawn under the deed of trust facility at December 31, 2024 stated $500,000 rather than $750,000.

●The disclosure at Note 5 of the terms of the Towne Bank loan described it as bearing interest at a fixed rate of 8.5% and as payable interest only at $1,824 a month. That loan was renewed on April 29, 2024, bears interest at a variable rate and is payable in monthly installments of principal and interest, as Note 5 now describes.

●The related party disclosures at Note 11 did not state the gross amounts charged and paid in 2024, as ASC 850-10-50-1 requires, and did not describe the guaranties given by related parties.

●The disclosure at Note 2l stated that the Company held a 70% interest throughout the periods presented and that there had been no significant transactions affecting the equity interests of the noncontrolling member.

The attribution error does not change consolidated total assets, total liabilities, total members' interest, consolidated net loss, or cash and the net change in cash for either year. It changes the attribution of consolidated net loss and of total members' interest between the Company and the noncontrolling interest, and the presentation of the consolidated statement of cash flows.

(b)Impairment of real estate investments.

Lots 22 and 23, Buccaneer, Brigands Bay, held by KS OBX, LLC, were carried at $108,031 at December 31, 2025. Those lots had been listed for sale under an exclusive right to sell agreement dated January 7, 2025 which was in force throughout the year then ended. The listing price was reduced three times during 2025, from $129,000 to $127,500 in February, to $119,000 in August and to $99,900 in October, and stood at $99,900 at December 31, 2025, which is $8,131 below the carrying amount. It was reduced again, to $89,900 on March 5, 2026, before the financial statements were available to be issued, and the lots remained unsold. The lots were sold on May 6, 2026 for $78,000, producing net proceeds of $71,507 after closing costs. The carrying amount of the lots at December 31, 2025 therefore exceeded their fair value less the costs to sell them, and the Company should have recognized an impairment loss of $36,524 in the year ended December 31, 2025 in accordance with its policy described at Note 2n. No impairment loss was recognized, and the loss was instead recorded in the six months ended June 30, 2026. The impairment error reduces real estate investments and consolidated total assets by $36,524 at December 31, 2025, increases the consolidated net loss for the year then ended by the same amount, and reduces total members' interest by that amount, of which $25,567 is attributable to the Company and $10,957 to the noncontrolling interest. It does not affect the year ended December 31, 2024, the opening balances at January 1, 2024, or cash and the net change in cash for either year.

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

(c)Accrued interest on the note payable to a related party.

KS OBX, LLC is the borrower under a promissory note dated October 21, 2020 payable to Mark Robert, a related party, with a principal balance of $195,487 at each reporting date. The note bears interest at 5% per annum. Interest accrued on that balance had not been recorded in any period after 2021, when interest to December 31, 2021 was paid in cash. Unpaid accrued interest was $19,549 at January 1, 2024, $29,350 at December 31, 2024 and $39,124 at December 31, 2025, and interest expense of $9,801 and $9,774 arises in the years ended December 31, 2024 and 2025. The error increases notes payable and total liabilities and reduces total members' interest by those amounts, and reduces consolidated net income by the interest expense of each year. Because the borrower is KS OBX, LLC, the expense is attributed between the Company and the noncontrolling member in the ratio of their interests in that entity under ASC 810-10-45-20. It does not affect total assets or cash and the net change in cash for either year. Refer to Notes 5 and 11.

In the tables that follow, Adjustment (a) is the attribution error, Adjustment (b) is the impairment error and Adjustment (c) is the accrued interest error.

Cumulative effect at the beginning of the earliest period presented

The cumulative effect of the errors on the opening balances at January 1, 2024 is an increase of $222,293 in the members' interest attributable to the Company with a corresponding decrease in the noncontrolling interest, and a reduction of $19,549 in total members' interest, of which $13,684 is attributable to the Company and $5,865 to the noncontrolling interest, as follows:

	As previously reported	Adjustment (a)	Adjustment (b)	Adjustment (c)	As restated
Members' interest attributable to Parent	449,741	222,293	-	(13,684)	658,350
Noncontrolling interest	192,793	(222,293)	-	(5,865)	(35,365)
Total members' interest	642,534	-	-	(19,549)	622,985

Effect on the consolidated balance sheet December 31, 2025

	As previously reported	Adjustment (a)	Adjustment (b)	Adjustment (c)	As restated
Real estate investments	2,359,952	-	(36,524)	-	2,323,428
Total assets	3,077,108	-	(36,524)	-	3,040,584
Total liabilities	3,132,630	-	-	39,124	3,171,754
Members' interest attributable to Parent	607,584	318,782	-	-	926,366
Retained earnings (deficit) attributable to Parent	(646,481)	(247,284)	(25,567)	(27,386)	(946,718)
Total members' interest attributable to Parent	(38,897)	71,498	(25,567)	(27,386)	(20,352)
Members' interest attributable to NCI	119,309	(196,073)	-	-	(76,764)
Retained earnings (deficit) attributable to NCI	(135,934)	124,575	(10,957)	(11,738)	(34,054)
Total members' interest attributable to NCI	(16,625)	(71,498)	(10,957)	(11,738)	(110,818)
Total members' interest	(55,522)	-	(36,524)	(39,124)	(131,170)

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

December 31, 2024

	As previously reported	Adjustment (a)	Adjustment (b)	Adjustment (c)	As restated
Total liabilities	2,602,739	-	-	29,350	2,632,089
Members' interest attributable to Parent	522,734	282,419	-	-	805,153
Retained earnings (deficit) attributable to Parent	(329,304)	(109,017)	-	(20,545)	(458,866)
Total members' interest attributable to Parent	193,430	173,402	-	(20,545)	346,287
Members' interest attributable to NCI	205,655	(282,419)	-	-	(76,764)
Retained earnings (deficit) attributable to NCI	(122,709)	109,017	-	(8,805)	(22,497)
Total members' interest attributable to NCI	82,946	(173,402)	-	(8,805)	(99,261)
Total members' interest	276,376	-	-	(29,350)	247,026

Effect on the consolidated statement of income Year ended December 31, 2025

	As previously reported	Adjustment (a)	Adjustment (b)	Adjustment (c)	As restated
Impairment of real estate investments	-	-	36,524	-	36,524
Total operating expenses	386,902	-	36,524	-	423,426
Operating income (loss)	(219,699)	-	(36,524)	-	(256,223)
Interest expense	204,664	-	-	9,774	214,438
Net income (loss)	(453,111)	-	(36,524)	(9,774)	(499,409)
Net income (loss) attributable to Parent	(317,177)	(138,267)	(25,567)	(6,841)	(487,852)
Net income (loss) attributable to NCI	(135,934)	138,267	(10,957)	(2,933)	(11,557)

Year ended December 31, 2024

	As previously reported	Adjustment (a)	Adjustment (b)	Adjustment (c)	As restated
Interest expense	188,566	-	-	9,801	198,367
Net income (loss)	(366,158)	-	-	(9,801)	(375,959)
Net income (loss) attributable to Parent	(256,311)	(48,891)	-	(6,861)	(312,063)
Net income (loss) attributable to NCI	(109,847)	48,891	-	(2,940)	(63,896)

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

Effect on the consolidated statement of cash flows Year ended December 31, 2025

	As previously reported	Adjustment (a)	Adjustment (b)	Adjustment (c)	As restated
Net income (loss)	(453,111)	-	(36,524)	(9,774)	(499,409)
Impairment of real estate investments	-	-	36,524	-	36,524
Increase in accrued interest payable	-	-	-	9,774	9,774
Gain on sale of real estate investments	-	(179,083)	-	-	(179,083)
Net cash used by operating activities	(202,774)	(179,083)	-	-	(381,857)
Proceeds from sale of real estate investments	1,344,440	440,216	-	-	1,784,656
Additions to real estate investments	(1,044,256)	(261,133)	-	-	(1,305,389)
Net cash used by investing activities	(404,628)	179,083	-	-	(225,545)
Net increase (decrease) in cash	(157,827)	-	-	-	(157,827)

For the year ended December 31, 2024 the caption “Retirement in long-term debt” of $1,286,213 has been relabeled “Net increase in long-term debt”. No amount is changed.

Effect on the consolidated statement of changes in members' interest

For the year ended December 31, 2025 the member contributions of $121,213 previously presented as $84,850 attributable to the Company and $36,363 attributable to the noncontrolling interest are presented in full as attributable to the Company. The opening and closing balances for each year are as set out in the tables above.

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

10.Noncontrolling Interest

The noncontrolling interest represents the 30% membership interest in KS OBX, LLC held by a member other than the Company. Net income or loss attributable to the noncontrolling interest is that member's share of the results of KS OBX, LLC. For the years ended December 31, 2025 and 2024, KS OBX, LLC recorded net losses of $12,221 and $212,988 respectively. Under Section 3.5 of its operating agreement the Company is entitled to a tiered return on its capital contributions, which accrued $26,301 from September 11 to December 31, 2025 and is allocated to the Company before the residual result is shared in the members' interests. The amount attributable to the noncontrolling interest for 2025 is accordingly $11,557, being 30% of the residual loss of $38,522, and the amount attributable to the Company is $664, being 70% of that residual loss of $26,965 less the tiered return of $26,301. For 2024 no such return had accrued and the amount attributable to the noncontrolling interest is $63,896, being 30% of the loss of that year. The result of KS OBX, LLC for 2025 is after the impairment of $36,524 and interest of $9,774 on the note payable to Mark Robert, and for 2024 after interest of $9,801 on that note, each described in Note 9.

The carrying amount of the noncontrolling interest changed as follows:

	2025	2024
Balance, beginning of year	$ (99,261)	$ (35,365)
Net income (loss) attributable to the noncontrolling interest	(11,557)	(63,896)
Contributions from the noncontrolling member	-	-
Distributions to the noncontrolling member	-	-
Balance, end of year	$ (110,818)	$ (99,261)

The carrying amount of the noncontrolling interest is a deficit. In accordance with ASC 810-10-45-21, losses attributable to the noncontrolling interest are attributed to it even when that attribution results in a deficit balance. Distributions of $79,664 made to the noncontrolling member against a contribution of $2,900 were made in periods before January 1, 2024 and are reflected in the opening balance at that date. Refer to Notes 2l and 9, and to Note 12 regarding the amendment to the operating agreement of KS OBX, LLC executed after the balance sheet date.

11.Related Party Transactions

Robert Ventures LLC - the Manager

Robert Ventures LLC is the Manager of the Company and is wholly owned by the individual who controls the Company. It incurs management, marketing, software, contractor and administrative costs on behalf of the Company and the group and charges them to the Company. During the year ended December 31, 2025 the Manager charged the Company $362,305, of which $171,167 was invoiced on June 30, 2025 and $191,138 on December 31, 2025, and the Company paid $160,000, of which $100,000 was paid on June 4, 2025 and $60,000 on December 31, 2025.

During the year ended December 31, 2024 the Manager charged or advanced $157,194 to the Company and the Company paid nothing. That comprised $108,421 of operating costs billed on December 31, 2024, being advertising of $21,045, contract labor of $73,758 and software services of $13,618, and $48,773 of deferred offering costs that the Manager paid on the Company's behalf. The balance due to the Manager increased from $84,115 at December 31, 2023 to $241,309 at December 31, 2024.

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

The balance due to the Manager was $444,614 and $241,309 at December 31, 2025 and 2024 and is presented within due to related parties on the consolidated balance sheet. Of the amount at December 31, 2025, $443,614 was owed by the Company and $1,000 by its subsidiary RV Digital LLC, advanced on October 3, 2025 and repaid on January 12, 2026. The balance is unsecured, bears no interest and has no stated repayment terms. Refer to Note 12 regarding the Manager's written deferral of repayment.

Mark Robert

KS OBX, LLC, the Company's 70% owned subsidiary, is the borrower under a promissory note dated October 21, 2020 payable to Mark Robert, the brother of the individual who controls the Company. The principal balance was $195,487 at December 31, 2025 and 2024, against an original principal amount of $434,627 that was reduced by repayments made in 2021. The note bears interest at 5% per annum and provides that interest is calculated and paid at maturity on October 20, 2030; its prepayment and default provisions each refer to accrued but unpaid interest, and interest to December 31, 2021 was paid in cash in that year. Interest has accordingly been accrued over the term. Unpaid accrued interest was $39,124 and $29,350 at December 31, 2025 and 2024 and is included in notes payable; interest expense was $9,774 and $9,801 for the years then ended. Schedule RP-1 to the Amended and Restated Operating Agreement of KS OBX, LLC dated September 11, 2025 records the note at 5% per annum, with principal and interest payable through the distribution provisions of Section 3.3 and, on liquidation, Section 8.3. Refer to Notes 5 and 9.

Guaranties given by related parties

The Company's obligations to Valiant Builder Finance are guaranteed by an Unconditional Guaranty dated June 3, 2025, executed individually by Joseph Robert, who controls the Company, and by Mark Robert. The Towne Bank loan is guaranteed by Joseph Robert, by Mark Robert and by Elk Renovations LLC, which was added as a guarantor by the Change in Terms Agreement of April 29, 2024 and which is the noncontrolling member of KS OBX, LLC. The lender under the deed of trust facility holds personal guaranties given by Joseph Robert and by Mark Robert in addition to its lien on the property. Each of these guarantors is a related party. No claim has been asserted under any of these guaranties.

Bonds held by a related party

Joseph Robert, who controls the Company, holds two bonds of the Company with an aggregate principal amount of $2,000, purchased during 2024 on the same terms as those offered to other investors.

Members of the Company

At December 31, 2025 and 2024 the membership interests in the Company were held as to 99% by Joseph Robert, who controls the Company, and as to 1% by RVLP LLC. Before October 9, 2024 the whole of the membership interest was held by RV Yield AI LLC. The interest held by RVLP LLC is an interest in the Company itself; it forms part of members' interest attributable to the Company and is not a noncontrolling interest.

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

Arrangements under the operating agreement of KS OBX, LLC

The Company's capital contributions to KS OBX, LLC were $1,129,720 at December 31, 2025 and $759,720 at December 31, 2024. Section 3.5 of the Amended and Restated Operating Agreement of KS OBX, LLC provides a tiered return on those contributions, accruing at 5% on the first $651,623 and at 15% above that amount. The return is payable in cash only under Section 3.3(4), after third-party creditors and the return of member principal, and does not require contemporaneous cash payment. The Amended and Restated Operating Agreement was executed on September 11, 2025 and was in force at December 31, 2025. The return accruing from that date to December 31, 2025 is $26,301. It is an allocation between the members and not an expense of KS OBX, LLC, and it has been taken into account in attributing the result of that entity between the Company and the noncontrolling member, as described at Note 10. No amount has been invoiced, paid or claimed in any period. The contributions and the return are eliminated in consolidation, so the return affects no total in the consolidated financial statements. Refer to Notes 9, 10 and 12.

Section 3.7 of that agreement obliges Elk Renovations LLC, the noncontrolling member, and Mark Robert, jointly and severally, to pay cash to KS OBX, LLC at final liquidation or at a Portfolio Completion Measurement Date if the amounts outstanding to the Company exceed 70% of the amounts outstanding to both members, under the formula stated in that section. Mark Robert's obligation is supported by a limited payment guaranty at Exhibit 4 to the agreement. The Manager has not designated a Portfolio Completion Measurement Date and no amount was due under Section 3.7 at December 31, 2025 or December 31, 2024. Refer to Note 12 regarding the amendment of that formula on September 22, 2026.

The noncontrolling member of KS OBX, LLC

The member holding the 30% interest in KS OBX, LLC is a party related to the Company by virtue of that interest. Distributions of $79,664 were made to that member against a contribution of $2,900, in periods before January 1, 2024. Refer to Notes 2l, 9 and 10, and to Note 12 regarding the amendment to the operating agreement of KS OBX, LLC executed on September 22, 2026.

12.Subsequent Events

Evaluation dates

In the consolidated financial statements as originally issued, management evaluated subsequent events through March 10, 2026, the date those financial statements were available to be issued. In connection with the restatement described in Note 9, management has evaluated subsequent events through October 9, 2026, the date these restated consolidated financial statements were available to be issued.

Restatement and non-reliance

On September 17, 2026 the Company's independent auditor advised the Company that the consolidated financial statements as of and for the years ended December 31, 2025 and 2024, and the auditor's report on them, should no longer be relied upon. On the same date the Company's authorized officer so concluded. On September 23, 2026 the Company reported the non-reliance determination to the Securities and Exchange Commission on Form 1-U, and on September 29, 2026 it amended that report. The effects of the restatement are described in Note 9.

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

That report, as amended, addressed the errors identified at those dates, being the attribution error described at Note 9(a), and stated that those errors did not change consolidated net loss, total assets or total members' interest. The impairment error and the accrued interest error described at Notes 9(b) and 9(c) were identified after that report was amended, and each of those amounts does change. Consolidated net loss increases by $46,298 for the year ended December 31, 2025 and by $9,801 for the year ended December 31, 2024; total assets at December 31, 2025 are reduced by $36,524; and total members' interest is reduced by $75,648 at December 31, 2025, by $29,350 at December 31, 2024 and by $19,549 at January 1, 2024. The Company will report those further errors in a further amendment to its report on Form 1-U, and will file these restated consolidated financial statements in an amended annual report on Form 1-K.

Amendment to the operating agreement of KS OBX, LLC

On September 22, 2026 the members of KS OBX, LLC executed a Members' Confirmation and First Amendment to the amended and restated operating agreement. It provides that the tiered return on the Company's capital contributions under Section 3.5 accrues from February 27, 2023, in place of the 12% charge in the February 24, 2023 amendment. No amount had been invoiced, paid or reported in any period under either provision. The cumulative tiered return so computed is $140,585 through December 31, 2025, being $30,042 for 2023, $48,929 for 2024 and $61,614 for 2025.

Of that cumulative amount, the $26,301 accruing from September 11, 2025, the date of the agreement in force at the balance sheet date, has been taken into account in attributing the result of KS OBX, LLC between the members, as described at Notes 9, 10 and 11. The remaining $114,284 arises only under the September 22, 2026 amendment and has not been taken into account. Had that remaining amount also been taken into account at December 31, 2025, the noncontrolling interest would have decreased by a further $34,285 to a deficit of approximately $145,100, with the amount attributable to the Company increasing by the same, and with no effect on total members' interest, total assets, total liabilities or the consolidated net loss of any period.

The same instrument amends the Section 3.7 formula, reducing the Elk Shortfall Payment in a given set of circumstances to approximately one third of the amount the original formula produced, and records the consent of Elk Renovations LLC and of Mark Robert, individually, to the inclusion of the unpaid return in Outstanding Sums and in the limited payment guaranty at Exhibit 4. The Manager has not designated a Portfolio Completion Measurement Date and no amount is due under Section 3.7 at either reporting date.

The instrument was executed after the balance sheet date and creates the obligation rather than evidencing a condition that existed at that date. Accordingly no amount has been recorded in these consolidated financial statements.

Suspension of the Regulation A offering

Effective September 23, 2026 the Company suspended the offering of its bonds under its Regulation A offering statement on Form 1-A, File No. 024-12331. The Company will not solicit or accept subscriptions or sell bonds while the offering is suspended, and management does not intend to resume the offering. The suspension does not amend the terms of bonds already outstanding, including the provisions governing interest, principal and redemption.

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

Bonds confirmed during 2026, and the redemption of three bonds

Between January 1 and September 29, 2026 the Company confirmed 52 bonds with an aggregate principal amount of $571,100, bearing interest at 8% with one-year lock-up periods and 10% with three-year lock-up periods.

Three of those bonds, with an aggregate principal amount of $55,000, had Funds Confirmation Dates after September 17, 2026, the date on which the Company concluded that its previously issued financial statements should no longer be relied upon. On October 8, 2026 the Company gave each of the three investors written notice of redemption under the redemption provision of the bonds, which permits the Company to redeem a bond at any time on five days notice at its outstanding principal balance plus accrued interest, without penalty. The Redemption Date is October 13, 2026, on which date the Company intends to initiate payment of the principal of $55,000, which includes $50,000 received from a single investor, together with accrued interest to the day before the Redemption Date, as stated in the notices. Management intends to fund the payments from the Company's cash, and those funds are not available to the Company for any other purpose. At the date these consolidated financial statements were available to be issued, the redemptions had not been completed.

Bonds with an aggregate principal amount of $516,100, being 49 bonds, are retained.

Real estate

On May 6, 2026 the Company sold Lots 22 and 23, Buccaneer, Brigands Bay for $78,000. Net proceeds were $71,507 after closing costs, and the Company paid $28,302 into settlement because the note secured on the lots exceeded the net proceeds. The excess of the December 31, 2025 carrying amount of $108,031 over those net proceeds, $36,524, has been recognized as an impairment loss in the year ended December 31, 2025, because the lots had been listed below their carrying amount since October 2025 and the sale provided evidence of their fair value less the costs to sell them at the balance sheet date. Refer to Notes 2n and 9. No loss arises in 2026 on the sale of these lots.

On August 7, 2026 the Company sold 41159 Lakeside Drive for $68,000, realizing net proceeds of $61,199 and a loss of $103. On September 21, 2026 the Company entered into a contract for the sale of 41697 Pony Pasture Drive for $485,000 in cash, with settlement expected in October 2026; that property is carried at $380,670 at December 31, 2025. These two transactions arose from conditions that developed after the balance sheet date and no adjustment has been made to the December 31, 2025 carrying amounts of those properties.

Debt

The Company's loan from Valiant Builder Finance, with an outstanding principal balance of $446,000 at December 31, 2025 and a contractual maturity of March 3, 2026, has been extended on payment of quarterly extension fees equal to 0.5% of the outstanding balance, most recently billed on August 31, 2026 and paid on September 11, 2026, carrying the loan to December 3, 2026. The lender has confirmed in writing that no further extension is available after that date. The $500,000 outstanding under the deed of trust facility at December 31, 2025 passed its stated maturity of August 9, 2026. That lender has confirmed in writing that the amount may remain outstanding at the rate of 15% per annum until September 1, 2027, and that it expects repayment from the proceeds of the sale of 41697 Pony Pasture Drive. Neither facility has been amended by a formal instrument.

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

Related party

Robert Ventures LLC, the Company's Manager, to which the Company and its subsidiary owed $444,614 at December 31, 2025 and the Company owed $241,309 at December 31, 2024, has confirmed in writing that it will not require repayment before October 31, 2027 and that it is able to meet its own obligations through that date without such repayment. Refer to Note 11.

Regulatory matters

On September 24, 2026 the Company filed corrected and final sales reports with the Texas State Securities Board, the Company having determined not to renew its notice filing in that state. Bond sales to Texas residents over the life of the offering totaled $126,000 against the $100,000 covered by the notice filing, an excess of $26,000. The sales report covering that excess was submitted to the Company's filing agent on September 25, 2026, and an over-sale fee of $52 was assessed and paid through the filing agent on October 7, 2026.

Contingency

The consolidated financial statements as of and for the year ended December 31, 2024, which have been restated as described in Note 9, were on file and available to investors throughout 2026. Those as of and for the year ended December 31, 2025 were on file from April 28, 2026, when the Company filed its annual report on Form 1-K. The three bonds confirmed after the Company's non-reliance conclusion are scheduled for redemption by the Company, as described above; the bonds retained were confirmed on or before September 14, 2026.

As of the date these consolidated financial statements were available to be issued, no investor had asserted or threatened any claim or demand against the Company arising from the restatement, the non-reliance determination or the matters reported in Texas, and counsel was not aware of any investor having indicated an intention to assert such a claim.

Counsel has advised that purchasers who invested while the offering materials contained materially misstated financial statements could potentially assert rescission or similar claims, that whether any such claim would succeed would depend on the circumstances of the particular sale, including materiality, the disclosure available to the purchaser, the purchaser's knowledge and the defenses available to the Company, and that counsel is unable to conclude whether the assertion of a claim is probable or to make a reasonable estimate of any resulting loss or range of loss.

Management does not consider the assertion of a claim to be probable. Accordingly no liability has been recorded in these consolidated financial statements, and it is not practicable to estimate the amount of any possible loss that might arise were a claim to be asserted and determined adversely to the Company.

Events after October 9, 2026

The matters described in this section occurred after these consolidated financial statements were available to be issued on October 9, 2026 and after the date of the independent auditor's report. They are disclosed because the restated consolidated financial statements and that report are included in an amended annual report on Form 1-K.

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements - as of December 31, 2025 and 2024 (As Restated)

On the evening of October 9, 2026 KS OBX, LLC executed a contract for the sale of 41681 Pony Pasture Drive for $468,750 in cash. The contract provides for a deposit of $4,500, a due diligence period ending October 29, 2026 and settlement on or before November 12, 2026. That property is one of the two completed homes referred to at Note 8 as not then under contract. It is carried at $377,882 at December 31, 2025 and it secures the loan from Valiant Builder Finance described at Note 5, to which management intends to apply the proceeds at closing. The purchasers may terminate the contract during the due diligence period and completion of the sale is not assured.

On October 13, 2026 the Company initiated payment of the three bonds described above, in an aggregate amount of $55,166.63, being principal of $55,000 and interest of $166.63 to October 12, 2026.

The contract for the sale of 41697 Pony Pasture Drive described above remains in force, the purchasers' due diligence period having ended, with settlement scheduled on or before October 21, 2026.

Management has considered these events and has concluded that they do not alleviate the substantial doubt described at Note 8.

Item 8. Exhibits

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Certificate of Organization (1)
2.3	Operating Agreement(5)
3.1	Form of Bond(6)
4.1	Form of Bond Investor Agreement (for cash)(6)
6.1	Technology Platform Agreement (1)
6.2	BitGo Form Agreement (2)
6.3	Construction Management Agreement (2)
6.4	TowneBank Loan Agreement (3)
6.5	Patricia Midgett Loan Agreement (Lakeside/Shoals) (3)
6.6	Steven Lloyd Loan Agreement (Pony Lot 14) (3)
6.7	Stone Bay Holdings II, LLC Loan Agreement (Pony Lot 13) (4)
6.8	TowneBank Loan Modification (filed herewith)
6.9	Lakeside Loan Modification (filed herewith)
11.1	Consent of Abdi Sheikh-Ali, CPA, PLLC (filed herewith)

(1)Filed with Form 1-A on September 15, 2023, which is incorporated herein by reference.

(2)Filed with Form 1-A on February 7, 2024, which is incorporated herein by reference.

(3)Filed with Form 1-A on April 15, 2024, which is incorporated herein by reference.

(4)Filed with Form 1-A on August 16, 2024, which is incorporated herein by reference.

(5) Filed with Form 1-U on October 15, 2024, which is incorporated herein by reference.

(6) Filed with Form 1-A POS on December 5, 2025, which is incorporated herein by reference.

SIGNATURES

The Company has duly caused this Amendment No. 1 to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Florida, on October 15, 2026.

Robert Ventures Holdings LLC

By:	/s/ Joseph Robert
Joseph Robert,
Manager of the Manager, Robert Ventures LLC

This Amendment No. 1 to the Annual Report has been signed by the following persons in the capacities and on the dates indicated.

Name	Positions	Date

/s/ Joseph Robert	Manager of the Manager, Robert Ventures LLC	October 15, 2026
Joseph Robert	(principal executive officer and principal financial and accounting officer)